UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 4, 2021

EQUITY COMMONWEALTH
(Exact Name of Registrant as Specified in Its Charter)

Maryland
(State or Other Jurisdiction of Incorporation)

1-9317	04-6558834
(Commission File Number)	(IRS Employer Identification No.)

Two North Riverside Plaza, Suite 2100, Chicago, IL	60606
(Address of Principal Executive Offices)	(Zip Code)

(312) 646-2800
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:
Title Of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Common Shares of Beneficial Interest	EQC	New York Stock Exchange
6.50% Series D Cumulative Convertible Preferred Shares of Beneficial Interest	EQCpD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On May 4, 2021, Equity Commonwealth (“EQC”), a Maryland real estate investment trust, Monmouth Real Estate Investment Corporation (“Monmouth”), a Maryland corporation, and RS18 LLC (“Merger Sub”), a Maryland limited liability company and wholly owned subsidiary of EQC, entered into a definitive agreement and plan of merger (the “Merger Agreement”). Pursuant to, and subject to the terms and conditions of, the Merger Agreement, EQC will acquire Monmouth in an all-stock transaction (the “Merger”).

Transaction Structure

Under the terms and subject to the conditions set forth in the Merger Agreement, upon the closing of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Monmouth (each a “Monmouth Share”) that is issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive 0.67 (the “Exchange Ratio”) of a newly issued share of EQC’s common shares of beneficial interest, par value $0.01 per share (the “EQC Common Shares”), with cash paid in lieu of any fractional shares. The Merger Agreement provides for Monmouth to declare and pay one additional regular quarterly common stock dividend of $0.18 per share without EQC paying a corresponding common dividend to its shareholders. In addition, at the Effective Time, each holder of Monmouth Series C preferred stock, par value $0.01 per share, will receive an amount in cash equal to $25.00 per share plus accumulated and unpaid dividends.

Treatment of Equity Awards

At the Effective Time, (i) each Monmouth stock option (a “Monmouth Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and the holder thereof will receive EQC Common Shares equal to the product of (x) the number of net option shares in respect of such Monmouth Option (calculated pursuant to the Merger Agreement to take into account the exercise price of the Monmouth Option and applicable withholding taxes) multiplied by (y) the Exchange Ratio, and (ii) each unvested restricted stock award issued pursuant to a Monmouth incentive plan (each, a “Monmouth Restricted Stock Award”) outstanding immediately prior to the Effective Time, will be cancelled and the holder thereof will receive EQC Common Shares equal to the product of (x) the number of net restricted stock shares in respect of such Monmouth Restricted Stock Award (calculated pursuant to the Merger Agreement to take into account applicable withholding taxes) multiplied by (y) the Exchange Ratio.

Certain Governance Matters

Following completion of the Merger, the Board of Trustees of EQC (the “EQC Board”) will consist of (i) all of the members of the EQC Board as of immediately prior to the Effective Time and (ii) two individuals designated by the Board of Directors of Monmouth prior to the Effective Time.

Certain Other Terms and Conditions of the Merger Agreement

The completion of the Merger is subject to certain customary closing conditions, including, without limitation: (i) approval by EQC’s common shareholders of the issuance of EQC Common Shares and approval by the Monmouth common shareholders of the Merger; (ii) approval from the New York Stock Exchange for the listing of the EQC Common Shares to be issued in the Merger; (iii) the absence of an injunction or law prohibiting the Merger; (iv) the absence of any pending, threatened or outstanding government investigation with respect to the Merger; (v) the accuracy of each party’s representations and warranties, subject in most cases to material adverse effect qualifications, and receipt by each party of a certificate to such effect from an officer of the other party; (vi) the absence of any material adverse effect with respect to either EQC or Monmouth; (vii) material compliance with each party’s covenants and agreements; (viii) receipt by EQC and by Monmouth of an opinion to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and of an opinion as to the qualification of Monmouth and EQC, respectively, as a real estate investment trust under the Code; and (ix) effectiveness of the registration statement that will be filed by EQC with the U.S. Securities and Exchange Commission (“SEC”) and will contain the joint proxy statement/prospectus sent to EQC’s common shareholders and the Monmouth common shareholders.

The Merger Agreement contains representations and warranties customary for transactions of this nature. In addition, EQC and Monmouth have agreed to customary mutual covenants and agreements, including, among others, to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and to refrain from engaging in certain kinds of actions during this period.

For U.S. federal income tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The EQC Board and the Board of Directors of Monmouth have each unanimously approved the Merger Agreement and have recommended approval of the Merger by their respective shareholders. The Merger is expected to close during the second half of 2021.

Non Solicit; Termination; Termination Fee

Monmouth has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties or engage in discussions or negotiations with third parties regarding acquisition proposals, subject to customary exceptions. The Board of Directors of Monmouth may change its recommendation only in limited circumstances that are described in the Merger Agreement.

The Merger Agreement may be terminated, among other circumstances, by either party if the Merger is not consummated by November 24, 2021. The Merger Agreement also provides that in the event Monmouth terminates the Merger Agreement under specified circumstances, including termination by Monmouth to accept and enter into an agreement with respect to a superior proposal or intervening event, Monmouth will be required to pay EQC a termination fee of approximately $62 million.

The Merger Agreement also provides that either party must reimburse the other party for its expenses up to $10.0 million if the Merger Agreement is terminated because such party’s shareholders failed to approve the transactions contemplated by the Merger Agreement.

*      *      *      *       *       *

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, is only a summary, does not purport to be complete, and is qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about EQC or Monmouth or Merger Sub. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement and are qualified by information in confidential disclosure schedules provided by each of EQC and Monmouth in connection with the execution of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between EQC and Monmouth rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about EQC, Monmouth or Merger Sub.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed merger and share issuance or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, EQC intends to file a registration statement on Form S-4 with the SEC to register the common shares of beneficial interest of EQC to be issued pursuant to the merger. The registration statement will include a prospectus and joint proxy / solicitation statement which will be sent to the common shareholders of EQC seeking their approval of the share issuance and to the common shareholders of Monmouth seeking their approval of the merger (the “solicitation statement / prospectus”). EQC may also file other documents regarding the proposed merger and share issuance with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that EQC may file with the SEC in connection with the proposed merger and share issuance. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND SOLICITATION STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SHARE ISSUANCE. Investors and security holders will be able to obtain free copies of the registration statement and solicitation statement / prospectus and other documents filed with the SEC by EQC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the solicitation statement / prospectus and other documents filed with the SEC on EQC’s website at www.ir.eqcre.com.

Participants in the Solicitation

EQC and certain of its trustees and executive officers may be deemed to be participants in the solicitation of proxies from EQC’s shareholders in connection with the proposed merger and share issuance under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of trustees and executive officers of EQC in EQC’s proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 27, 2021, as well as in its other filings with the SEC. Other information regarding participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement on Form S-4, the solicitation statement / prospectus and other relevant materials to be filed with the SEC by EQC regarding the proposed merger and share issuance (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from EQC using the source indicated above.

Forward-Looking Statements

Some of the statements contained in this Current Report on Form 8-K constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this Current Report on Form 8-K reflect EQC’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding EQC and Monmouth that may cause EQC’s actual results to differ significantly from those expressed in any forward-looking statement, including, without limitation, (i) inability to complete the proposed merger because, among other reasons, one or more conditions to the closing of the proposed merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed merger; (iii) potential adverse effects or changes to relationships with EQC’s and/or Monmouth’s tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (v) possible disruptions from the proposed merger that could harm EQC’s or Monmouth’s respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed merger; (vii) uncertainty of the expected financial performance of EQC following completion of the proposed merger, including the possibility that the benefits anticipated from the proposed merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as EQC’s or Monmouth’s management’s response to any of the aforementioned factors. EQC cannot provide any assurances that the mergers and events described in this Current Report on Form 8-K will happen as described or that they will happen at all.

The forward-looking statements made in this Current Report on Form 8-K are made only as of the date hereof. EQC disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of risk factors that could cause EQC’s or Monmouth’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in EQC’s most recent Annual Report on Form 10-K for the year ended December 31, 2020 and in EQC’s Quarterly Reports on Form 10-Q for subsequent quarters.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated May 4, 2021, by and among Equity Commonwealth, Monmouth Real Estate Investment Corporation and RS18 LLC(1)

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

(1)
Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. EQC agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that EQC may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended for any schedule so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITY COMMONWEALTH

	By:	/s/ Orrin S. Shifrin
	Name:	Orrin S. Shifrin
	Title:	Executive Vice President, General Counsel and Secretary

Date: May 5, 2021